Exhibit 3.1(1)

*09Q204*  BARBARA K. CEGAVSKE Secretary of State  202 North Carson Street   Carson City, Nevada 89701-4201  (775) 684-5708 Website:  www.nvsos.gov   Certificate of Amendment (PURSUANT TO NRS 78.385 AND 78.390)     USE BLACK INK ONLY - DO NOT HIGHLIGHT    ABOVE SPACE IS FOR OFFICE USE ONLY    Certificate of Amendment to Articles of Incorporation  For Nevada Profit Corporations  (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)  1. Name of corporation:  AgEagle Aerial Systems, Inc.    2. The articles have been amended as follows: (provide article numbers, if available)  The amendment is set forth in its entirety in Attachment 1 to this Certificate of Amendment.          3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the   articles of incorporation* have voted in favor of the amendment is:  4. Effective date and time of filing: (optional)Date:   83.33%  Time:    (must not be later than 90 days after the certcate is filed)  5. Signature: (required)  x  dciuoist-- Signature of Officer  *If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.   IMPORTANT:  Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.   This form must be accompanied by appropriate fees.   Nevada Secretary of State Amend Profit- After Revised:  1-5-15

ATTACHMENT 1

CERTIFICATE OF AMENDMENT
OF
AGEAGLE AERIAL SYSTEMS, INC.

Article V of the Articles of Incorporation of the corporation is hereby amended by adding the following new paragraph at the end of Article V:

On June 7, 2016, all shares of common stock, par value $0.0001 per share, of the corporation (the “Pre-Reverse Split Stock”), issued and outstanding as of such date, shall be and hereby are automatically combined and reclassified (the “Reverse Stock Split”), such that each Two (2) shares of Pre-Reverse Split Stock shall be combined and reclassified into one (1) validly issued, fully paid and non-assessable share of the corporation’s common stock, par value $0.001 per share (the “New Common Stock”), without any action by the holders thereof. The corporation shall not issue fractional shares of New Common Stock in connection with the Reverse Stock Split. Each stockholder entitled to receive a fractional share of New Common Stock as a result of the Reverse Stock Split shall receive such additional fractions of a share as is necessary to increase such fractional shares to a full share. The Reverse Stock Split shall have no effect on the number of authorized shares of common stock of the corporation.